SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           YES CLOTHING COMPANY, INC.
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                                (Name of Issuer)


                          $.001 Par Value Common Stock
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                          (Title of Class of Security)



                                    985832 104
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                                 (CUSIP Number)

                            Jon L. Lawver, Secretary
           NewBridge Capital, Inc., 4695 MacArthur Court, Suite 1450,
                        Newport Beach, California 92660 (949)833-2094

             With a copy to April E. Frisby, Esq., Weed & Co. L.P.
                        4695 MacArthur Court, Suite 1450,
                 Newport Beach, California 92660 (949) 475-9086
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                June, 30, 1999; September 15, 2000; June 7, 2001
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing because
of Rule 13d-1(b)(3) or (4), check the following box:          [   ]



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



CUSIP NO.:    985832 104


1) Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

     NewBridge Capital, Inc.     41-1457271

2)   Check the appropriate row if a member of a group: (a) [  ] (b) [  ]

     N/A


3)   SEC Use Only:

     -------------------------------------------------------------------------

4)   Source of Funds:

     OO

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e):   [  ]  N/A

6)   Citizenship or Place of Organization:        Nevada


NUMBER OF SHARES            7)  Sole Voting Power:
BENEFICIALLY OWNED BY              3,514,693 shares at June 30, 1999
EACH REPORTING PERSON              9,293,906 shares at September 15, 2000
WITH                              32,685,147 shares at June 7, 2001

                            8)  Shared Voting Power:      N/A

                            9)  Sole Dispositive Power:
                                   3,514,693 shares at June 30, 1999
                                   9,293,906 shares at September 15, 2000
                                  32,685,147 shares at June 7, 2001

                           10)  Shared Dispositive Power: N/A

11)  Aggregate  amount  beneficially  owned by each  reporting  person:

          3,514,693 shares at June 30, 1999
          9,293,906 shares at September 15, 2000
         32,685,147 shares at June 7, 2001

12)  Check box if the aggregate amount in Row (11) excludes certain shares:

     [  ]

13)  Percent of class represented by amount in Row (11):

          27.5% at June 30, 1999
          50.1% at September 15, 2000
          88.2% at June 7, 2001

14)  Type of reporting person:

    CO


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

Item 1.   SECURITY AND ISSUER:

     The title of the class of equity securities to which this statement relates is $.001 par value Common Stock and the name and address of the principal offices of the Issuer of such securities is Yes Clothing Company, Inc., 4695 MacArthur Court, Suite 1450, Newport Beach, California 92660.

Item 2.   IDENTITY AND BACKGROUND:

     (a)  Name:
          NewBridge Capital, Inc.

     (b)  Residence or business address:
          4695 MacArthur Court, Suite 1450, Newport Beach, California 92660.

     (c) The principal business of the Reporting Person is that of a corporation which consists of managing its own investments, and performing advisory services for other entities including management of advisory agreements investments of these entities, in addition to seeking new business opportunities for them.

     (e) During the last 5 years the Reporting Person has not been convicted of any criminal offense.

     (f) During the last 5 years the Reporting Person has not been party to a legal preceding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subjected to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On June 30, 1999, NewBridge Capital, Inc. f/k/a Scientific NRG, Inc. ("NewBridge") entered into an asset purchase agreement with NuVen Capital, L.P. ("NuVen"), which resulted in NewBridge acquiring certain assets of NuVen in exchange for 22,344,652 shares of NewBridge common stock valued at $10,090,793. NuVen's assets included, among other things, 3,514,693 shares of Yes Clothing Company, Inc.'s common stock valued at approximately $.03 per share, for a total investment at fair market value of $91,382.

     On February 15, 2000, NewBridge acquired 1,277,005 shares of Yes Clothing Company, Inc. Series A Convertible Preferred Stock from an unrelated entity for $125,000.

     On September 15, 2000, NewBridge converted 177,005 shares of Series A Convertible Preferred Stock into 5,779,213 shares of Yes Clothing Company, Inc.'s common stock.

     On June 7,2001, NewBridge converted 1,000,000 shares of Series A Convertible Preferred Stock into 32,650,000 shares of Yes Clothing Company, Inc.'s common stock.

Item 4.   PURPOSE OF TRANSACTION:

     NewBridge acquired the shares of Yes Clothing Company, Inc. for investment.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a) Of the 12,786,492 shares of Yes Clothing Company, Inc. common stock outstanding at June 30, 1999, NewBridge beneficially owned 3,514,693 shares or 27.5% of the outstanding common stock.

          On February 15, 2000, NewBridge owned 1,277,005 shares or 100% of outstanding Series A Preferred Stock of Yes Clothing Company, Inc.

          Of the 18,565,705 shares of Yes Clothing Company, Inc. common stock outstanding at September 15, 2000, NewBridge beneficially owned 9,293,906 shares or 50.1% of the outstanding common stock.

          Of the 37,644,158 shares of Yes Clothing Company, Inc. common stock outstanding at June 30, 2001, NewBridge, beneficially owned 32,685,147 shares or 88.2% of the outstanding common stock.

     (b) NewBridge had and/or has sole power to vote and dispose of the shares described in paragraph (a).

     (c) Other than the conversion of the preferred shares on June 7, 2001 into common stock, there were no other transactions in the common stock of Yes Clothing Comany, Inc. by NewBridge in the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          Not Applicable


Item 7.   MATERIAL TO BE FILED AS EXHIBITS:

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated: July 17, 2001                    /s/ Jon L. Lawver
                                        ---------------------------
                                            Jon L. Lawver
                                            Secretary and Director



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